December 22, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Kevin Dougherty

Re:	MP Materials Corp. / DE
Registration Statement on Form S-1
File No. 333-251239

Acceleration Request

Requested Date: December 28, 2020

Requested Time: 5:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MP Materials Corp. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-251239 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:00 P.M., Eastern Time, on December 28, 2020, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (312) 853-2071.

Very truly yours,

/s/ Sheila Bangalore
Sheila Bangalore
Chief Strategy Officer and General Counsel
MP Materials Corp.

cc:	Ryan Corbett, MP Materials Corp.
Daniel A. O’Shea, Sidley Austin LLP
Michael P. Heinz, Sidley Austin LLP